                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004
                                          --------------

                          Commission File Number 1-4620
                                                 ------

                      Crystallex International Corporation
                      ------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F[x]              Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On November 10, 2004, Crystallex International Corporation is filing the following documents on SEDAR in Canada:

1. Crystallex's press release containing its Management's Discussion and Analysis for the nine month period ended September 30, 2004; and

2. Its Unaudited Financial Statements for the nine month period ended September 30, 2004.

Each of documents 1 and 2 above, are attached. The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to US GAAP.



For Immediate Release
November 10, 2004                                                   RM: 23 - 04

                  CRYSTALLEX REPORTS THIRD QUARTER 2004 RESULTS


TORONTO, ONTARIO, NOVEMBER 10, 2004 - CRYSTALLEX INTERNATIONAL CORPORATION (TSX:
KRY) (AMEX: KRY) today reported financial results of the Company for the third quarter ending September 30, 2004. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company's progress, Todd Bruce, President and Chief Executive Officer of Crystallex said, "Earlier this year, we made investments in our exploration and development programs in Venezuela and we're very pleased with the progress we are making and returns on those investments. The 25% increase in the Las Cristinas gold reserves from 10.2 million ounces (246 million tonnes at 1.29 g/t at a gold price of US$325) to 12.8 million ounces (333 million tonnes at 1.20 g/t at a gold price of US$350) based on an infill drilling program costing some US$ 750,000 is a solid example of our progress (Crystallex News Release dated 9th of November, 2004)." Mr. Bruce continued, "We are equally encouraged with the permitting progress for Las Cristinas and the ongoing support from our partner Corporacion Venezolana de Guayana ("CVG") and the local communities. The confirmation of the prerequisite "Land use Permit" (Crystallex News Release dated 4th August, 2004), reflects the building momentum for the development and successful operation of Las Cristinas project once the second, and final, permit, the permit to impact the environment is received..

"To that end, we have hired the Las Cristinas General Manager, and the critical operational department heads, the Manager, Mining, the Manager, Processing, the Superintendent of Mine Maintenance and the Superintendent, Electrical and Instrumentation. The department heads have been brought up to Toronto and incorporated in the Las Cristinas design team at SNC Lavalin's offices as we seek to pre-emptively eliminate the risk area with which many emerging producers struggle being the transition from designing and building a project to operating it. In August 2004 (Crystallex News Release dated 17th of August, 2004) we successfully negotiated the critical risk transition from feasibility study capital cost estimates to a Control Budget Capital Cost. The Control Budget process not only restricted non-discretionary cost increases to 4.9 % but provided us with the opportunity to materially enhance the project by reducing total cash operating costs and by further increasing the project's already robust rate of return. To date, a significant amount of preparatory work for the development of Cristinas has already been done, including the commitment of US$80 million in equipment orders and contracts."

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004
           (ALL DOLLAR AMOUNTS IN US DOLLARS, UNLESS OTHERWISE STATED)

The following Management's Discussion and Analysis (MD&A) of the unaudited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the third quarter and first nine months of 2004 should be read in conjunction with the MD&A for the year ended December 31, 2003, the Company's annual audited financial statements, the notes relating thereto and the quarterly unaudited financial statements and notes included in this report. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its unaudited consolidated financial statements and MD&A in United States dollars. This MD&A has been prepared as of November 5, 2004.

HIGHLIGHTS

     o  Las Cristinas detailed engineering 38% completed by quarter end.

     o One-third of purchase orders and service contracts representing commitments of $80 million have been awarded for Las Cristinas development.

     o Settled gold sales contracts of 40,000 ounces during the third quarter. Committed gold sales contracts reduced to 194,475 ounces at the end of the third quarter.

     o Net loss for the quarter of $9.4 million, inclusive of a $5.2 million non cash commodity contract loss.

KEY STATISTICS

----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                             2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Gold Production (ounces)                                   11,745             9,120           35,573           20,007
Gold Sold (ounces)                                         14,054             8,005           37,828           18,657
Per Ounce Data:
     Total Cash Cost (1)                                     $349              $329             $334             $356
     Average Realized Gold Price                             $401              $351             $402             $358
     Average Spot Gold Price                                 $401              $363             $401             $354

FINANCIAL RESULTS ($ THOUSANDS)
Revenues                                                   $5,632            $2,809          $15,209           $6,675
Net Loss                                                 ($9,441)         ($24,322)        ($12,582)        ($23,415)
Net Loss per Basic Share                                   ($.05)           ($0.21)          ($0.07)          ($0.23)
Cash Flow from Operating Activities(2)                     $(593)            ($659)        ($20,216)         ($8,692)
Weighted Average Common Shares Outstanding -
Basic (millions)                                            180.2             116.2            168.7            103.1
----------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION ($ THOUSANDS)                     At Sept. 30,        At Dec. 31,
                                                     ------------        -----------
                                                             2004              2003
                                                             ----              ----
Cash and Equivalents                                      $64,946           $26,204
Total Debt                                                 $6,458            $7,488
Shareholders' Equity                                     $162,593           $78,998
----------------------------------------------------------------------------------------------------------------------

1 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
2 Cash flow after working capital changes and before capital expenditures.

FINANCIAL RESULTS OVERVIEW

THIRD QUARTER ENDED SEPTEMBER 30, 2004

Revenue for the third quarter ended September 30, 2004 doubled to $5.6 million, as compared with $2.8 million for the prior-year quarter. The increase in revenue was attributable to producing and selling more ounces of gold and also realizing a higher average gold price. The Company sold 14,054 ounces of gold at a realized price of $401 per ounce during the third quarter of 2004, compared with sales of 8,005 ounces at an average realized price of $351 per ounce in the prior year quarter. The higher realized price reflects higher spot gold prices during the third quarter. The spot gold price averaged $401 per ounce in the third quarter of 2004, as compared with $363 per ounce for the same period in 2003. Although gold production was higher than the comparable quarter in 2003, unit operating costs increased as a result of higher stripping ratios at the Tomi open pit mines.

For the three months ended September 30, 2004, Crystallex recorded a net loss of $9.4 million or $0.05 per share, compared to a net loss of $24.3 million, or $0.21 per share for the year-earlier period. The Company's earnings in the third quarter of 2004 included an unrealized commodity contract loss of $5.2 million. The loss in the prior-year period included an unrealized commodity contract loss of $14.1 million and a foreign exchange loss of $2.6 million.

Cash flow from operating activities (before capital expenditures) for the third quarter of 2004 was a deficit $0.6 million as compared with a deficit of $0.7 million for the comparable quarter in 2003. Cash flow for the quarter was impacted by an agreement to maintain cash of $2.5 million on deposit with a gold sales contract counterparty.

NINE MONTHS ENDED SEPTEMBER 30, 2004

Revenue of $15.2 million for the first nine months of 2004 was significantly higher than $6.7 million of revenue in the prior-year. The increase was attributable to selling approximately double the ounces of gold and realizing higher gold prices. In the first nine months of 2004, the Company sold 37,828 ounces of gold at an average realized price of $402 per ounce, while during the same period in 2003, 18,657 ounces of gold were sold at an average realized price of $358 per ounce. The average spot gold price during the first nine months of 2004 was $401 per ounce, as compared with $354 per ounce for the prior-year period.

For the first three quarters of 2004, Crystallex recorded a net loss of $12.6 million, or $0.07 per share, compared with a net loss of $23.4 million or $0.23 per share for the corresponding period in 2003. The net loss for the first nine months of 2004 includes a commodity contract gain of $6.5 million and a stock option based compensation charge of $3.6 million. Net loss for the prior year period included a commodity contract loss of $9.8 million.

Operating cash flow was a deficit of $20.2 million for the first nine months of 2004, as compared with a deficit of $8.7 million for the comparable period in 2003. Cash flow in the first three quarters of 2004 was impacted by expenditures of $11.3 million to financially settle gold sales commitments and $10.7 million of general and administrative expenses, which were $2.9 million higher than the prior-year period as the Company continued to build its operating infrastructure.

PROJECT DEVELOPMENT AND OPERATIONS REVIEW

LAS CRISTINAS

Engineering design and procurement work advanced during the third quarter. Principal activities during the quarter included:
     >> Capital expenditures of $15.0 million.
     >> At the quarter end engineering was 38% complete.
     >> Procurement of equipment and awarding of service contracts is ongoing.
        At quarter end, 56 of a total of 165 purchase orders and service contracts had been awarded.
     >> Construction activities at site included:

          o SNCL established a construction management office in Puerto Ordaz.
          o SODEXHO, the camp operator and caterer, initiated the rehabilitation of the existing camp and dining hall.
          o Work continued on extending the existing airstrip at site from 545 metres to 825 metres.
          o The site offices are nearing completion and SNCL is expected to set up in the offices in November.
          o The earthworks contractor for the access road and river diversion channel has commenced limited activities including surveying and mobilization of some equipment. Full mobilization will commence upon receipt of the final permit.
     >> Project recruiting continues and by quarter end, most senior positions were filled, including Manager Mining, Manager Process, Controller, Environmental Manager and Community and Government Relations Manager. In addition, the Electrical and Instrumentation and Mine Maintenance Superintendents have been recruited.
     >> An Environmental Supervision Plan was completed and submitted to the
        Ministry of Environment and Natural Resources, (MARN).
     >> Work on additional environmental studies progressed:
          o Proconsult of Venezuela recently completed a Socio Economic Impact Study report for Las Cristinas. The report serves as an update to the socio-economic section of the Environmental Impact
            Statement (EIS) submitted to MARN in April.
          o SNCL is completing reports on the results of geotechnical and hydrogeological field programs which were completed in the second quarter. The geotechnical drilling was undertaken to establish subsurface conditions and design parameters for detailed engineering and construction of the project. The hydrogeological drilling was undertaken to assist in determining and monitoring below surface water flows and allow for design pumping rates during mining.
     >> The Project Schedule was updated during the quarter. The revised schedule, based on final permitting by the end of 2004, forecasts commercial production during the second quarter of 2006.

PRODUCTION

----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
GOLD PRODUCTION (OUNCES)                                     2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
     La Victoria                                              544               986              544            5,564
     Tomi Open Pits                                         8,052             7,028           28,057           11,195
     Tomi Underground                                       1,738               454            3,926            1,028
     Purchased Material                                     1,411               652            3,046            2,220
                                                  --------------------------------------------------------------------
TOTAL GOLD PRODUCTION (OUNCES)                             11,745             9,120           35,573           20,007
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
REVEMIN MILL(1)                                        Three months ended Sept. 30,     Nine months ended Sept. 30,
100% Basis                                                     2004            2003            2004            2003
----------------------------------------------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                                110,415         108,000         335,288         249,000
HEAD GRADE OF ORE PROCESSED (G/T)                              3.55            3.22            3.58            3.15
TOTAL RECOVERY RATE (%)                                         93%             82%             92%             79%
TOTAL RECOVERED (OUNCES)                                     11,745           9,120          35,573          20,007
----------------------------------------------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD                                 $349            $329            $334            $356
----------------------------------------------------------------------------------------------------------------------

(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

The Company achieved a third consecutive quarter of producing almost 12,000 ounces of gold. This compares favourably to a quarterly average of less than 7,000 ounces for the first three quarters of 2003. Third quarter 2004 gold production of 11,745 ounces was largely unchanged from the second quarter. Almost 70% of gold production in the third quarter was from two open pit mines on the Tomi concession, while the Tomi underground mine contributed approximately 15%.

Third quarter and nine months 2004 production figures of 11,745 ounces and 35,573 ounces respectively, were markedly improved over production of 9,120 ounces and 20,007 ounces for the comparable periods in 2003. The production gains are attributable to improvements in mine equipment availability and utilization, as well as higher gold grades and recoveries. Improved availability in mine equipment in 2004, as compared with the first three quarters of 2003 provided for a steady supply of ore to the Revemin mill and allowed the mill to operate near capacity. Revemin processed thirty five percent more ore in the first nine months of 2004 than in the same period in 2003. Additionally, in the first nine months of 2004, gold recovery averaged 92% and the average grade of ore processed was 3.58 g/t, while in the same period in 2003 gold recovery averaged 79% and the average grade was 3.15 g/t. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004, which is higher grade ore and does not have the refractory characteristics of the La Victoria ore. La Victoria accounted for over one third of the ore processed in the first nine months of 2003 and, on average, the ore grade was 2.84 g/t and gold recovery was 68%.

TOMI

----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                                           67,624           110,000          265,226          156,000
Tonnes Waste Mined                                        540,694           264,000        2,076,309          367,000
Tonnes Ore Processed                                       84,637            82,000          278,548          134,000
Average Grade of Ore Processed (g/t)                         3.21              3.11             3.41             3.10
Recovery Rate (%)                                             92%               86%              92%              84%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         8,052             7,028           28,057           11,195
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                                            8,940             2,000           19,544            7,000
Tonnes Ore Processed                                        9,249             2,200           19,925            6,000
Average Grade of Ore Processed (g/t)                         6.21              6.94             6.52             6.12
Recovery Rate (%)                                             94%               93%              94%              91%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                         1,738               454            3,926            1,028
----------------------------------------------------------------------------------------------------------------------

The Tomi concession accounted for 9,790 ounces, or 85%, of total gold production during the third quarter of 2004. Of this, 8,052 ounces were from the two open pit mines and the balance from the underground mine. Production from the open pit mines is expected to continue until the fourth quarter of 2005. An exploration drilling program is planned for 2005 to test for mineralization below the Mackenzie and Milagrito pit floors.

The Tomi underground mine produced 3,926 ounces of gold for the first nine months of 2004, as compared with 1,028 for the same period in 2003. The increase in production is due to ramping up the operation to full production levels, which are expected to be achieved in early 2005.

LA VICTORIA

----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
100% Basis                                                   2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX)(1)
Tonnes Ore Mined                                           11,852            20,000           11,852           86,000
Tonnes Waste Mined                                        100,753            58,000          243,383          391,000
Tonnes Ore Processed                                        7,380            19,000            7,380           89,000
Average Grade of Ore Processed (g/t)                         2.52              3.01             2.52             2.84
Recovery Rate (%)                                             91%               54%              91%              68%
----------------------------------------------------------------------------------------------------------------------
Production (ounces)                                           544               986              544            5,564
----------------------------------------------------------------------------------------------------------------------

(1) Crystallex owns 100% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $24.5 million at September 30, 2004) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

A Bio-Oxidation (BIOX) pilot plant was established at Goldfields in South Africa to confirm the amenability of the refractory La Victoria ore to the BIOX process. Previous bench scale testing indicate that gold recovery from the refractory ore can be improved from approximately 60% using conventional cyanidation to 88% when pre-treated with the BIOX process. Pilot plant results to date are consistent with the bench scale results. In addition to the BIOX pilot plant testwork, the Company completed an infill drill program of approximately 8,600 meters, (61 drill holes) at La Victoria. Results will be incorporated in the Pre-Feasibility Study (see below) which is scheduled for completion in the first quarter of 2005.

Crystallex has engaged Micon International to prepare a Pre-Feasibility Study of the La Victoria deposit based on construction of a BIOX plant at the Revemin mill to treat the La Victoria refractory ore. A number of other consulting engineering firms are contributing to the Pre-Feasibility Study. Mine Development Associates of Reno, Nevada has been engaged to update the La Victoria resource model, calculate a new reserve estimate and develop mine plans. Goldfields, Hatch Associates and John Goode and Associates are undertaking the metallurgy and processing sections of the Pre-Feasibility Study. The Pre-Feasibility Study, including an economic evaluation is scheduled for completion by January 2005. The decision to upgrade to a Pre-Feasibility level of confidence resulted in the completion being moved out to early 2005.

INCOME STATEMENT

REVENUE

For the third quarter of 2004, revenue totalled $5.6 million, as compared with $2.8 million for the comparable period in 2003. Gold sales in the third quarter of 2004 were 14,054 ounces compared with 8,005 ounces sold during the corresponding quarter of 2003. The sales increase was due to higher gold production as described in the Operations Review section of this MD&A. Crystallex receives the spot price for its gold sales and realized an average price of $401 per ounce on gold sales in the third quarter of 2004, which was equal to the average spot price for the quarter.

Revenue in the first nine months of 2004 was $15.2 million, approximately 125% higher than revenue of $6.7 million for the prior year period. The increase was due to doubling the number of ounces of gold sold and an increase of approximately 13% in the realized gold price. The Company sold 37,828 ounces of gold during the first nine months of the year as compared with 18,657 ounces sold during the comparable period in 2003. For the first nine months of 2004, Crystallex realized $401 per ounce as compared to an average realized price of $354 per ounce in the comparable period in 2003.

OPERATING EXPENSES

Operating costs were $4.9 million in the third quarter of 2004 compared to $2.6 million incurred in the corresponding quarter of 2003. For the nine month period, operating costs were $12.6 million in 2004 as compared with $6.6 million in 2003. Costs for the first nine months of 2004 are higher than the comparable period in 2003 due to a substantial increase in mining and processing activity as described in the Operations Review section of this MD&A. Total material mined at the open pit mines increased by 160%, from approximately 1.0 million tonnes in the first nine months of 2003 to 2.6 million tonnes during the same period in 2004. In addition, tonnes processed were 35% higher, increasing from 250,000 tonnes for nine months of 2003 to 335,000 tonnes for the comparable period in 2004.

On a unit cost basis, total cash costs were $349 per ounce of gold sold during the third quarter and $334 per ounce for the first nine months of 2004. Cash costs for the comparable periods in 2003 were $329 per ounce and $356 per ounce respectively. The unit costs in 2004 were impacted by the significant waste stripping required at the Tomi open pit mines. For the first nine months of 2004, the strip ratio (ratio of waste to ore mined) averaged 7.8 for the two open pit mines on the Tomi concession. Unit costs for the first nine months of 2004 were lower than the comparable period in 2003 as the 2003 costs reflect the impact of insufficient ore feed to the mill and low gold recovery from the La Victoria ore.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses were $2.5 million for the third quarter of 2004, compared with $4.2 million for the corresponding quarter in 2003. The third quarter of 2003 included $2.5 million for annual contractual and discretionary bonus payments. Excluding these items, general and administrative expenses in the third quarter of 2003 were $1.7 million.

For the first nine months of 2004, general and administrative expenses were $10.7 million, as compared with $7.8 million for the same period in 2003. Higher expenditures in 2004 are due principally to increased legal and professional fees largely related to ongoing corporate structuring and financing work for Las Cristinas. In addition, increased travel and higher compensation expenses attributable to staffing additions during the first half of 2004 contributed to the higher general and administrative expenses.

FORWARD SALES AND WRITTEN CALL OPTIONS

Crystallex's objective is to eliminate its existing gold sales commitments. To that end, by September 30, 2004, the Company had reduced its gold contracts by over 40% or 155,550 ounces, since the beginning of the year. During the third quarter of 2004, a total of 40,000 ounces of forward sales and call options were settled financially. At quarter end, 194,475 ounces remained committed under forward sales and call option contracts. For the first three quarters of 2004, the Company expended cash of $11.3 million to financially settle gold contracts. Additionally, the third quarter contracts of 40,000 ounces were almost entirely settled with a $3.96 million cumulative gain arising from the final disposition of the Company's common shares which, in prior years, were used to repay the Company's debt with Standard Bank, (refer to Note 7 of the September 30, 2004 interim unaudited Consolidated Financial Statements).

At September 30, 2004, the Company's gold contract position totalled 194,475 ounces, comprised of 97,543 ounces of fixed forward contracts and 96,932 ounces of call options. The average contract price is US$307 per ounce.

------------------------------------------------------------------------------------------------------------
                                                         2004           2005            2006          TOTAL
------------------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)                      15,117         42,430          39,996         97,543
Average Price (US$/ounce)                                $300           $305            $310           $306
Written Gold Call Options (ounces)                          0         94,932           2,000         96,932
Average Exercise Price (US$/ounce)                        n/a           $308            $348           $309
TOTAL (OUNCES)                                         15,117        137,362          41,996        194,475
AVERAGE PRICE (US$/OUNCE)                                $300           $307            $312           $307
------------------------------------------------------------------------------------------------------------

Accounting for Derivative Instruments

The Company's existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract gain
(loss) for the first nine months of 2004 was $6.4 million. This included an unrealized gain of $17.7 million partially offset by a realized loss of $11.3 million. The unrealized gain represents the reduction in the mark-to-market value of the Company's gold contract obligations since December 31, 2003, while the realized loss reflects the cash cost during the nine month period of financially settling 155,550 ounces of gold contract obligations.

Mark-to-Market

At September 30, 2004, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at the quarter end spot price of US$416 per ounce results in an unrealized loss of $22.9 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligation) and represents the replacement value of these contracts based upon the spot gold price at September 30, 2004 and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. The analysis assumes the Albino mine is developed on schedule in 2005, but excludes future production from La Victoria and Las Cristinas. It also assumes the Company is unable to roll existing contracts to future periods. The analysis assumes all positions in excess of planned production are required to be settled financially at September 30, 2004 and uses the spot gold price on that day of US$416 per ounce.

------------------------------------------------------------------------------------------------------------
US$ MILLIONS                                                  2004          2005         2006         TOTAL
------------------------------------------------------------------------------------------------------------
Total ounces Committed                                      15,117       137,362       41,996       194,475
Planned Production(2)                                       13,000(1)     60,000       50,000       123,000
Excess Committed Ounces                                      2,117        77,362          nil        79,479
Average Committed Price (US$/oz)                              $300          $307         $312          $307(3)
Average Assumed Spot Price (US$/oz)                           $416          $416         $416          $416
CASH REQUIRED TO SETTLE EXCESS POSITIONS                      $.30          $8.4          NIL          $8.7
------------------------------------------------------------------------------------------------------------

(1) Represents forecast production for the period Oct-December 2004.
(2) Production forecast excludes Las Cristinas.
(3) Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward Looking Statements" in the Company's Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

LIQUIDITY AND CAPITAL RESOURCES

 Crystallex's principal source of liquidity has been equity financing. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Cash balances of $64.9 million at September 30, 2004 are forecast to provide the Company with sufficient liquidity for the balance of 2004. Crystallex forecasts capital requirements in excess of $300 million through to the first half of 2006 to build Las Cristinas, to fund the Company's operating deficit, capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash balances and from a combination of limited recourse project debt financing, other forms of public market debt financing, including convertible bonds and mezzanine financing, and equity financing.

 CASH AND EQUIVALENTS

 Cash and cash equivalents were $64.9 million at September 30, 2004, $38.7 million higher than at December 31, 2003. The change in the cash balance for the first nine months of 2004 is reconciled as follows:

Cash at December 31, 2003                                               $26.2

     Common Share Financing Activities                     $91.8
     Proceeds from the sale of San Gregorio                 $1.0
                                                          ------
     Total Sources of Cash                                 $92.8

     Operating Cash Flow Deficit                          ($20.2)
     Capital Expenditures                                 ($32.9)
     Debt Service                                          ($1.0)
                                                          ------
     Total Uses of Cash                                   ($54.1)

Net Addition to Cash                                                    $38.7
CASH AT SEPTEMBER 30, 2004                                              $64.9

CASH FLOW FROM OPERATIONS

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company's gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $0.6 million for the third quarter of 2004, as compared with a deficit of $0.7 million in the prior year quarter. Positive mine operating cash flow of $0.7 million and increases in working capital accounts were offset principally by $2.5 million of general and administrative expenses and depositing cash of $2.5 million with a gold sales contract counterparty.

Operating cash flow for the first nine months of 2004 was a deficit of $20.2 million, as compared with a deficit of $8.7 million for the same period in 2003. Cash was used principally for settling gold contract positions ($11.3 million) and general and administrative expenditures ($10.7 million). These expenditures were partially offset by $2.6 million in mine operating cash flow (before capital expenditures).

INVESTING ACTIVITIES

Capital expenditures totalled $19.2 million for the third quarter and $32.9 million for the first nine months of 2004. For the comparable periods in 2003, capital expenditures were $4.5 million and $10.0 million respectively. The quarter and year to date increases are attributable to higher spending on Las Cristinas and, to a lesser extent, on the Tomi underground mine and Revemin mill. Capital expenditures for Las Cristinas totalled $15.0 million during the third quarter and $24.3 million for the first nine months of 2004. Las Cristinas expenditures were incurred for project development under the EPCM contract and also for environmental work, including geotechnical drilling, and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for the third quarter and first nine months of 2004 and 2003 are summarized as follows:

----------------------------------------------------------------------------------------------------------------------
                                           Three Months Ended Sept. 30,                   Nine Months Ended Sept. 30,
US$ millions                               2004                    2003                   2004                   2003
----------------------------------------------------------------------------------------------------------------------
Las Cristinas                             $15.0                    $3.2                  $24.3                   $7.2
Revemin and Tomi                           $4.1                    $0.5                   $8.1                   $0.9
La Victoria                                $0.0                    $0.6                   $0.0                   $0.8
Corporate                                  $0.1                    $0.2                   $0.5                   $1.1
                                           ----                    ----                   ----                   ----
Total                                     $19.2                    $4.5                  $32.9                  $10.0
----------------------------------------------------------------------------------------------------------------------

The current schedule under the EPCM contract forecasts approximately $40 million of expenditures during the fourth quarter of 2004. This assumes receipt of final permits by December 1, 2004. Any delay in receiving the permit will delay project expenditures. Crystallex intends on funding the balance of planned expenditures for 2004 with existing cash balances.

FINANCING ACTIVITIES

During the third quarter of 2004, the Company issued 1,179,083 common shares upon the conversion of warrants for total proceeds of $3.3 million.

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million.

OUTSTANDING SHARE DATA

At October 31, 2004, 181,572,981 common shares of Crystallex were issued and outstanding. In addition, at September 30, 2004 options to purchase 10,311,500 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 14,504,331 common shares of Crystallex were issued and outstanding.

 QUARTERLY DATA

----------------------------------------------------------------------------------------------------------------------
                         Q4 2002     Q1 2003     Q2 2003     Q3 2003      Q4 2003     Q1 2004     Q2 2004     Q3 2004
Revenue                     $1.8        $1.4        $2.5        $2.8         $4.7        $3.9        $5.6        $5.6
Net Income (Loss)         ($14.9)      ($4.4)      ($3.5)      (24.3)      ($38.1)      ($6.7)       $3.5       ($9.4)

----------------------------------------------------------------------------------------------------------------------


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

ACCOUNTING CHANGES

Change in Functional and Reporting Currency - Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the unaudited Consolidated Financial Statements.

Accounting for asset retirement obligations - On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy to recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in the first nine months of 2004 as a result of this change. Refer to Note 3 of Notes to the unaudited Consolidated Financial Statements.

Stock Based Compensation - Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the unaudited Consolidated Financial Statements. Total expenses for the third quarter and first nine months of 2004 were $0.21 million and $3.64 million respectively.

Impairment of Long Lived Assets - Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes unaudited to the Consolidated Financial Statements.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce. In addition, the Company will depend on the availability of suitable financing to complete the Las Cristinas project.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Income as follows:

----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended Sept. 30,       Nine months ended Sept. 30,
$,000                                                        2004              2003             2004             2003
----------------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements                4,903,551         2,633,783       12,623,241        6,639,280
By-Product Credits                                             $0                $0               $0               $0
Reclamation and Closure Costs                                  $0                $0               $0               $0
Operating Costs for Per Ounce Calculation               4,903,551         2,633,783       12,623,241        6,639,280

Gold Ounces Sold                                           14,054             8,005           37,828           18,657
Total Cash Cost Per Ounce US$                                $349              $329             $334             $356
----------------------------------------------------------------------------------------------------------------------

Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.

Additional information relating to Crystallex, including the 2003 Annual Report, is available on SEDAR at www.sedar.com.


ABOUT CRYSTALLEX
Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first half of 2006 at an initial annualized rate of some 300,000 ounces. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

 NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.


The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

Consolidated Financial Statements of


CRYSTALLEX INTERNATIONAL
CORPORATION

September 30, 2004


(Unaudited)


(Expressed in United States dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                                                                                   SEPTEMBER 30,               December 31,
                                                                                            2004                       2003
                                                                                   -------------               ------------
                                                                                                          (Restated - Note 2)

ASSETS

CURRENT
Cash and cash equivalents                                                 $           64,946,488        $        26,203,536
Accounts receivable - trade                                                              864,757                    860,901
Accounts receivable - other (Note 11)                                                    500,000                  2,000,000
Production inventories (Note 4)                                                        2,407,927                  1,751,703
Prepaid expenses and deposits                                                          5,391,331                  1,032,545
----------------------------------------------------------------------------------------------------------------------------
                                                                                      74,110,503                 31,848,685


PROPERTY, PLANT AND EQUIPMENT (Note 5)                                               128,790,287                102,274,263
DEFERRED FINANCING FEES                                                                  122,352                    150,580
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              $          203,023,142        $       134,273,528
============================================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                                  $           10,885,816        $         6,968,598
Current portion of commodity contract obligations (Note 7)                            12,095,999                 20,210,104
Current portion of long-term debt                                                      4,400,000                  1,030,000
----------------------------------------------------------------------------------------------------------------------------
                                                                                      27,381,815                 28,208,702
----------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                         2,058,470                  6,458,000
COMMODITY CONTRACT OBLIGATIONS (Note 7)                                               10,878,813                 20,498,008
----------------------------------------------------------------------------------------------------------------------------
                                                                                      40,319,098                 55,164,710
----------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                        111,053                    111,053
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                                                               277,483,037                171,994,591
SPECIAL WARRANTS                                                                               -                 11,886,581
CONTRIBUTED SURPLUS                                                                   31,269,541                 25,808,171
ISSUABLE COMMON SHARES (Note 8)                                                           36,041                          -
CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)                                            11,958,981                 11,958,981
DEFICIT                                                                             (158,154,609)              (142,650,559)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     162,592,991                 78,997,765
----------------------------------------------------------------------------------------------------------------------------
                                                                          $          203,023,142        $       134,273,528
============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                                                        THREE MONTH           Three month         NINE MONTH            Nine month
                                                       PERIOD ENDED          period ended       PERIOD ENDED          period ended
                                                      SEPTEMBER 30,         September 30,      SEPTEMBER 30,         September 30,
                                                               2004                  2003               2004                  2003
                                                     ---------------    ------------------    ---------------  --------------------
                                                                        (Restated - Note 2)                     (Restated - Note 2)

MINING REVENUE                                          $ 5,631,684         $   2,809,156       $ 15,209,079        $    6,674,801
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Operations                                                4,903,551             2,633,783         12,623,241             6,639,280
Amortization                                              1,483,624               255,514          3,852,083               705,966
Depletion                                                   821,326               440,435          2,481,904               975,986
-----------------------------------------------------------------------------------------------------------------------------------
                                                          7,208,501             3,329,732         18,957,228             8,321,232
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                           (1,576,817)             (520,576)        (3,748,149)           (1,646,431)
-----------------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
Amortization                                                 30,032                 3,054             83,025                 9,364
Interest on long-term debt                                   68,949               240,444            214,058               756,673
General and administrative                                2,471,538             4,153,356         10,673,463             7,806,262
Stock based compensation (Notes 3 & 6)                      206,167                     -          3,640,397                     -
-----------------------------------------------------------------------------------------------------------------------------------
                                                          2,776,686             4,396,854         14,610,943             8,572,299
-----------------------------------------------------------------------------------------------------------------------------------

COMMODITY CONTRACT (LOSS) GAIN (Note 7)                  (5,243,770)          (14,080,740)         6,471,645            (9,840,738)
-----------------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                                  (9,597,273)          (18,998,170)       (11,887,447)          (20,059,468)
-----------------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest and other income                                   308,305                36,486            475,533                49,701
Foreign exchange gain (loss)                                841,969            (2,625,498)          (176,288)              206,718
Acquisition of El Callao Minority interest (Note 8)        (493,702)                    -           (493,702)                    -
Loss on sale and write down of marketable securities              -               (33,934)                 -              (116,227)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            656,572            (2,622,946)          (194,457)              140,192
-----------------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                          (8,940,701)          (21,621,116)       (12,081,904)          (19,919,276)
DISCONTINUED OPERATIONS (Note 11)                          (500,000)           (2,700,814)          (500,000)           (3,495,861)
-----------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                $ (9,440,701)        $ (24,321,930)     $ (12,581,904)        $ (23,415,137)
-----------------------------------------------------------------------------------------------------------------------------------

BASIC NET LOSS PER SHARE
Continuing operations                                       $ (0.05)              $ (0.19)           $ (0.07)              $ (0.19)
Discontinued operations                                           -                 (0.02)                 -                 (0.04)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            $ (0.05)              $ (0.21)           $ (0.07)              $ (0.23)
-----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING                                          180,176,613           116,161,085        168,693,095           103,110,626
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

                                                                    THREE MONTH              Three month      NINE  MONTH
                                                                   PERIOD ENDED             period ended     PERIOD ENDED
                                                                  SEPTEMBER 30,            September 30,    SEPTEMBER 30,
                                                                           2004                     2003             2004
                                                                  --------------     --------------------   --------------
                                                                                      (Restated - Note 2)
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
  Loss for the period - continuing operations                        (8,940,701)            $(21,621,116)     (12,081,904)
  Adjustments to reconcile loss to net
    cash used in operating activities:
      Amortization and depletion                                      2,334,982                  699,003        6,417,012
      Unrealized foreign exchange loss                                        -                4,363,783           50,000
      Directors' fees                                                         -                   27,000          100,000
      Unrealized commodity contract loss (gain)                       5,190,216               14,367,081      (17,733,300)
      Stock based compensation                                          206,167                        -        3,640,397
      Acquisition of El Callao minority interest                        493,702                        -          493,702
      Loss on sale and writedown of marketable securities                     -                   33,934                -
      Consulting expense                                                      -                  522,000                -
      Legal fees                                                                               1,670,104

Changes in other operating assets and liabilities:
  Increase in accounts receivable                                      (256,709)                (158,187)          (3,856)
  Increase in production inventories                                   (144,206)                (641,116)        (656,224)
  Increase in prepaid expenses and deposits                          (1,979,511)                (383,396)      (4,358,786)
  Decrease (increase) in due from related parties                             -                   93,793                -
  Increase (decrease) in accounts payable and
    accrued liabilities                                               2,502,624                1,180,830        3,917,218
  (Decrease) increase in due to related parties                               -                 (812,490)               -
---------------------------------------------------------------------------------------------------------------------------
                                                                       (593,436)                (658,777)     (20,215,741)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and equipment                       (19,224,087)              (4,480,385)     (32,904,808)
  Proceeds on sale of marketable securities                                   -                  168,175                -
---------------------------------------------------------------------------------------------------------------------------
                                                                    (19,224,087)              (4,312,210)     (32,904,808)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                                  3,781,451                2,149,645       91,893,031
  Special warrants and warrants                                               -               35,164,564                -
  Debt borrowings                                                             -                        -                -
  Debt repayments                                                      (514,530)                       -       (1,029,530)
  Deferred financing fees                                                     -                 (150,876)               -
---------------------------------------------------------------------------------------------------------------------------
                                                                      3,266,921               37,163,333       90,863,501
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                               (16,550,602)              32,192,346       37,742,952
CASH FLOWS FROM DISCONTINUED OPERATIONS                                       -                  104,881        1,000,000
---------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                       (16,550,602)              32,297,227       38,742,952
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                81,497,090                2,016,988       26,203,536
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                     $64,946,488              $34,314,215      $64,946,488
===========================================================================================================================

                                                                           Nine month
                                                                         period ended
                                                                        September 30,
                                                                                 2003
                                                                  --------------------
                                                                   (Restated - Note 2)
CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
  Loss for the period - continuing operations                            $(19,919,276)
  Adjustments to reconcile loss to net
    cash used in operating activities:
      Amortization and depletion                                            1,691,316
      Unrealized foreign exchange loss                                      1,439,131
      Directors' fees                                                          57,000
      Unrealized commodity contract loss (gain)                            10,196,701
      Stock based compensation                                                      -
      Acquisition of El Callao minority interest                                    -
      Loss on sale and writedown of marketable securities                     116,227
      Consulting expense                                                      522,000
      Legal fees                                                            1,670,104

Changes in other operating assets and liabilities:
  Increase in accounts receivable                                            (727,952)
  Increase in production inventories                                         (114,634)
  Increase in prepaid expenses and deposits                                  (949,570)
  Decrease (increase) in due from related parties                            (290,305)
  Increase (decrease) in accounts payable and
    accrued liabilities                                                    (3,041,503)
  (Decrease) increase in due to related parties                               658,372
--------------------------------------------------------------------------------------
                                                                           (8,692,389)
--------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in property, plant and equipment                             (10,013,736)
  Proceeds on sale of marketable securities                                   369,247
--------------------------------------------------------------------------------------
                                                                           (9,644,489)
--------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                                        3,252,079
  Special warrants and warrants                                            44,279,927
  Debt borrowings                                                           3,642,431
  Debt repayments                                                          (1,000,854)
  Deferred financing fees                                                    (940,472)
--------------------------------------------------------------------------------------
                                                                           49,233,111
--------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                                      30,896,233
CASH FLOWS FROM DISCONTINUED OPERATIONS                                      (188,231)
--------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                              30,708,002
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                                       3,606,213
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                                           $34,314,215
======================================================================================

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
SCHEDULE OF SHAREHOLDERS' EQUITY
(UNAUDITED)
(RESTATED - NOTE 2)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------


                                                    Number of                         Number of
                                                      Common                           Special                          Number of
                                                      Shares              Amount       Warrants          Amount          Warrants
                                                  ----------------------------------------------------------------------------------
Balance at December 31, 2002                         91,722,278     $127,012,205       2,252,500       $2,915,183       11,678,170
  Shares issued:
    On exercise of options                              270,000          332,500               -                -                -
    On conversion of warrants                         4,803,457        8,185,623               -                -       (4,803,457)
    For directors' fees                                  40,080           57,000               -                -                -
    In settlement of mineral property dispute           229,283          542,766               -                -                -
    For settlement of bank loan and bank fees         2,348,184        2,114,811               -                -                -
    For financial advisory fees                         350,000          650,590               -                -                -
    For finders fee                                      61,695          109,705               -                -                -
    For legal fees                                    1,281,124        2,179,579               -                -                -
    On conversion of notes                           17,036,967       16,444,612               -                -                -
  Conversion of special warrants                     17,260,455       14,365,200     (17,260,455)     (14,365,200)               -
  Special warrants and warrants issued for cash               -                -      27,807,955       23,336,598       13,903,977
  Warrants issued for consulting fee                          -                -               -                -          900,000
  Warrants issued with convertible notes                      -                -               -                -          150,000
  Warrants issued with promissory notes                       -                -               -                -          450,000
  Warrants expired during the year                            -                -               -                -       (2,235,918)
  Options issued to non-employees                             -                -               -                -                -
  Warrants extended during the year                           -                -               -                -                -
  Net loss for the year                                       -                -               -                -                -
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        135,403,523     $171,994,591      12,800,000     $ 11,886,581       20,042,772
    Adjustment for change in accounting policy
    for stock-based compensation (Note 3)                     -                -               -                -                -
    Shares issued:
     Public equity offering                          28,750,000       81,935,995               -                -                -
     On exercise of options                             887,000          766,120               -                -                -
     On conversion of warrants                        3,511,950       10,292,089               -                -       (3,511,950)
     El Callao share exchange                           160,300          457,661               -                -                -
     For directors' fees                                 40,976          100,000               -                -                -
     For finders fee                                     19,232           50,000               -                -                -
  Conversion of special warrants                     12,800,000       11,886,581     (12,800,000)     (11,886,581)               -
  Options issued to employees                                 -                -               -                -                -
  Warrants extended during the period                         -                -               -                -                -
  Warrants expired during the period                          -                -               -                -       (2,026,491)
  Net loss for the period                                     -                -               -                -                -
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2004                       181,572,981     $277,483,037               -     $          -       14,504,331
====================================================================================================================================

                                                                                                                  Equity
                                                                         Issuable                               Component
                                                     Contributed          Common                              of Convertible
                                                       Surplus            Shares              Deficit             Notes
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 2002                         $ 3,657,902          $     -         $(80,571,880)        $2,482,126
  Shares issued:
    On exercise of options                                     -                -                    -                  -
    On conversion of warrants                         (1,458,924)               -                    -                  -
    For directors' fees                                        -                -                    -                  -
    In settlement of mineral property dispute                  -                -                    -                  -
    For settlement of bank loan and bank fees                  -                -                    -                  -
    For financial advisory fees                                -                -                    -                  -
    For finders fee                                            -                -                    -                  -
    For legal fees                                             -                -                    -                  -
    On conversion of notes                                     -                -                    -         (2,482,126)
  Conversion of special warrants                               -                -                    -                  -
  Special warrants and warrants issued for cash       21,428,845                -                    -                  -
  Warrants issued for consulting fee                   1,027,490                -                    -                  -
  Warrants issued with convertible notes                 197,420                -                    -                  -
  Warrants issued with promissory notes                  171,157                -                    -                  -
  Warrants expired during the year                             -                -                    -                  -
  Options issued to non-employees                        192,104                -                    -                  -
  Warrants extended during the year                      592,177                -             (592,177)                 -
  Net loss for the year                                        -                -          (61,486,502)                 -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                         $25,808,171          $     -        $(142,650,559)        $        -
    Adjustment for change in accounting policy                                  -
    for stock-based compensation (Note 3)              2,696,968                -           (2,696,968)                 -
    Shares issued:
     Public equity offering                                    -                -                    -                  -
     On exercise of options                                    -                -                    -                  -
     On conversion of warrants                        (1,101,173)               -                    -                  -
     El Callao share exchange                                  -          $36,041                    -                  -
     For directors' fees                                       -                -                    -                  -
     For finders fee                                           -                -                    -                  -
  Conversion of special warrants                               -                -                    -                  -
  Options issued to employees                          3,640,397                -                    -                  -
  Warrants extended during the period                    225,178                -             (225,178)                 -
  Warrants expired during the period                           -                -                    -                  -
  Net loss for the period                                      -                -          (12,581,904)                 -
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2004                        $31,269,541          $36,041        $(158,154,609)       $         -
===================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

     The unaudited interim period consolidated financial statements of Crystallex International Corporation ("Crystallex" or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2003 and for the year then ended except for the change in Functional and Reporting Currency (Note 2) and the changes in accounting policies (Note 3). These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto. The results of the interim period are not necessarily indicative of the results for the entire year.

     USE OF ESTIMATES

     The Company has made certain commitments to date approximating $80 million, and will be required to make additional commitments approximating $185 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

     RECLASSIFICATION

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2. CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

     Effective January 1, 2004, the functional currency of Crystallex was changed from the Canadian to the United States ("US") dollar. In general, this change results from an increase in the overall proportion of business activities conducted in US dollars. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. Under Canadian GAAP, the change was effected by translating assets and liabilities at the existing US/Canadian dollar foreign exchange spot rate, while earnings were translated at the average rate for each period. Equity transactions have been translated at historic rates, with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the cumulative translation adjustment account.

3. CHANGES IN ACCOUNTING POLICIES

     i) Stock Based Compensation

     Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the financial statements. The Company has adopted this change by not restating any previously reported amounts. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The opening deficit and contributed surplus, as at January 1, 2004, have been adjusted by $2,696,968 to reflect the cumulative retroactive adjustment of this change.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

3. CHANGES IN ACCOUNTING POLICIES (CONTINUED)



     ii) Asset Retirement Obligations

     Effective January 1, 2004, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

     The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income.

     The effect of this change has no material impact on these unaudited interim period consolidated financial statements.

     iii) Impairment of Long-Lived Assets

     Effective January 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3063 with respect to impairment of long-lived assets. The adoption of this standard has no material impact on the Company's unaudited interim period consolidated financial statements.

4. PRODUCTION INVENTORIES
                                          September 30,           December 31,
                                                   2004                   2003
                                         ---------------         --------------

Gold in dore                                  $ 833,705              $ 656,028
Gold in process                                 344,278                161,241
Stockpiled ore                                  422,385                178,743
Consumables and spare parts                     807,559                755,691
-------------------------------------------------------------------------------
                                             $2,407,927            $ 1,751,703
-------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment are as follows:

                                                       SEPTEMBER 30, 2004
                                -----------------------------------------------------------
                                                         ACCUMULATED
                                    COST, NET           AMORTIZATION
                                       OF                    AND               NET BOOK
                                   WRITE-DOWN            DEPLETION              VALUE
                                ------------------   ------------------    ----------------
Plant and equipment               $ 23,048,453           $ 7,179,242          $ 15,869,211
Mineral properties                 114,942,347             6,673,755           108,268,592
Deferred exploration and
  development expenditures           6,413,734             1,761,250             4,652,484
-------------------------------------------------------------------------------------------
                                  $144,404,534           $15,614,247          $128,790,287
-------------------------------------------------------------------------------------------

                                                      December 31, 2003
                                -----------------------------------------------------------
                                                         Accumulated
                                    Cost, Net            Amortization
                                       of                    and               Net Book
                                   Write-down            Depletion              Value
                                -----------------   --------------------  -----------------
Plant and equipment               $ 16,283,213         $ 4,368,408          $ 11,914,805
Mineral properties                  90,607,329           4,191,851            86,415,478
Deferred exploration and
  development expenditures           4,627,538             683,558             3,943,980
-------------------------------------------------------------------------------------------
                                 $ 111,518,080         $ 9,243,817         $ 102,274,263
-------------------------------------------------------------------------------------------

     Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:


                                         SEPTEMBER 30,           December 31,
                                                  2004                   2003
                                   ----------------------   --------------------

Cristinas Concessions                $   97,115,282           $   72,780,264
Bolivar Goldfields Properties            12,148,626               12,148,626
Albino 1 Concession                       5,678,439                5,678,439
--------------------------------------------------------------------------------
                                        114,942,347               90,607,329
Less: Accumulated depletion              (6,673,755)              (4,191,851)
--------------------------------------------------------------------------------
                                     $  108,268,592           $   86,415,478
--------------------------------------------------------------------------------

     Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6. SHARE CAPITAL


                                                                    SEPTEMBER 30,            December 31,
                                                                             2004                    2003
                                                               -------------------       -----------------
Authorized
  Unlimited common shares, without par value
  Unlimited Class "A" preference shares, no par value
  Unlimited Class "B" preference shares, no par value
Issued
  181,572,981 common shares (2003 - 135,403,523)                      $ 277,483,037           $ 171,994,591
----------------------------------------------------------------------------------------------------------

     Public Equity Offering

     On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company in US dollars, after considering the underwriters' fee, amounted to US$10,475,873. Other expenditures related to this public equity offering and over-allotment were approximately US$235,000.

     Warrants

     As at September 30, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                 Weighted
                                                                  Average
                                                                Remaining
                                                 Number        Contractual
Range of Exercise Price ($ Cdn)               of Shares        Life (Years)
--------------------------------------------------------------------------------

$1.60 to $2.28                                 4,717,194                 0.82
$2.85 to $3.58                                 9,045,129                 1.46
$3.69 to $4.69                                   742,008                 0.84
--------------------------------------------------------------------------------
                                              14,504,331
--------------------------------------------------------------------------------

     During June 2004, the Company extended by 90 days the terms of certain Common Share purchase warrants, previously issued as part of private placement financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $225,178 was made directly to deficit, and contributed surplus was increased by the same amount.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6. SHARE CAPITAL (CONTINUED)

     Stock options

     The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.

     As at September 30, 2004, stock options were outstanding enabling the holders to acquire common shares as follows:

                                   Outstanding and Exercisable Options
                              -------------------------------------------------
                                                      Weighted
                                                       Average       Weighted
                                                     Remaining        Average
Range of                              Number       Contractual       Exercise
Exercise Price ($ Cdn)             of Shares       Life (Years)         Price
------------------------------------------------------------------------------

$1.00 to $1.50                     2,226,500              3.18           1.26
$1.75 to $2.65                     4,492,500              5.74           2.17
$3.00 to $4.12                     3,592,500              7.78           3.08
------------------------------------------------------------------------------
                                  10,311,500
------------------------------------------------------------------------------

     Supplemental information for stock-based compensation

     Effective January 1, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the nine months ended September 30, 2004 was $3,640,397. The offset is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

     The following table presents the net loss and net loss per share for the three and nine month periods ended September 30, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

6. SHARE CAPITAL (CONTINUED)

                                                  Three months ended                Nine months ended
                                                  September 30, 2003               September 30, 2003
                                          ---------------------------      ---------------------------
Net loss for the period                   $          (24,321,930)          $          (23,415,137)
Incremental compensation expense                      (2,111,566)                      (2,555,715)
------------------------------------------------------------------------------------------------------
Pro forma net loss for the period         $          (26,433,496)          $          (25,970,852)
======================================================================================================

Pro forma basic loss per share            $                (0.23)          $                (0.25)
======================================================================================================

7. COMMODITY CONTRACT GAIN (LOSS)

     The commodity contract gain up to September 30, 2004 included an unrealized gain of $17,733,300 partially offset by a realized loss of $11,261,655. The unrealized gain represents the reduction in the fair value of the Company's commodity contract obligations since December 31, 2003. The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 155,550 ounces at a cash cost of $11,261,655.

     In prior years certain Standard Bank London Limited ("SBL") loan repayments were made through the issuance of the Company's common shares. These common shares were subject to an Orderly Disposition Agreement with SBL which specified that any cumulative gain on final disposition of the shares issued was for the Company's account. As at September 30, 2004 all shares subject to the Orderly Disposition Agreement had been disposed by SBL for a cumulative gain of $3,957,285. The benefit of this gain was applied against the cash costs of settling derivative contracts with SBL and as a result, the Company has included this amount as a component of the commodity contract gain for the nine months ended September 30, 2004.

8. ACQUISITION OF EL CALLAO MINING INTEREST

     Effective August 19, 2004, the Company acquired all of the outstanding shares of El Callao Mining Corporation (ECM) not previously owned. As a result of this transaction ECM is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of ECM (other than Crystallex) received 0.01818 of a Crystallex common share for each of their ECM shares. The value associated with acquiring these shares was accounted for as an expense with the corresponding obligation to issue 172,975 Crystallex common shares reflected as issuable common shares within Shareholder's Equity. As shares associated with this obligation are issued the balance in the issuable common shares account is reduced with a corresponding increase in share capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS


                                                          2004          2003
                                                   ------------  ------------
Cash paid during the nine months ended
    September 30 for interest                         $117,337      $ 40,494
-----------------------------------------------------------------------------
Cash paid during the nine months ended
   September 30 for income taxes                           $ -           $ -
-----------------------------------------------------------------------------

     Significant non-cash transactions for the nine months ended September 30, 2004 included

     i) The Company issued 40,976 common shares, with a value of $100,000, for directors' fees.

     ii) The Company issued 19,232 common shares, with a value of $50,000, for finder's fee.

     iii) The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

     iv) The company issued 160,300 common shares with a value of $457,661 in exchange for El Callao common shares.

     Significant non-cash transactions for the nine months ended September 30, 2003 included:

     i) The Company issued 40,080 common shares, with a value of $57,000, for directors' fees.

     ii) The Company issued 61,695 common shares, with a value of $109,705, for finder's fee.

     iii) The Company issued 15,673,393 common shares upon conversion of convertible and promissory notes, and accrued interest in the amount of $13,629,950.

     iv) The Company issued 300,000 common shares, with a value of $522,000 for consulting fees.

     v) The Company issued 2,348,184 common shares, with a value of $2,114,811 for loan payments and bank fees.

     vi) The Company issued 12,018,455 common shares upon conversion of special warrants with a value of $12,299,765.

     vii) The Company issued 1,181,124 common shares with a value of $1,702,175 for legal fees.

     viii) The Company issued 916,316 common shares, with a value of $790,183 for the exercise of warrants.

     ix) The company issued 229,283 common shares, with a value of $542,766 for the El Callao mineral property dispute.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

10. SEGMENTED INFORMATION

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

     The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

       Geographic Information:

                                               MINING REVENUE                               PROPERTY, PLANT AND EQUIPMENT
                     -------------------------------------------------------------------    ------------------------------
                     THREE MONTH        Three Month      NINE MONTH        Nine Month
                     PERIOD ENDED       Period Ended     PERIOD ENDED      Period Ended
                     SEPT 30, 2004      Sept 30, 2003    SEPT 30, 2004     Sept 30, 2003    SEPT 30, 2004     Dec 31, 2003
                     --------------     -------------    -------------     -------------    -------------     ------------
  Venezuela       $      5,631,684   $    2,809,156   $    15,209,079   $     6,674,801  $   128,576,206   $   95,820,966
  Discontinued
    Operations                   -                -                 -                 -                -        6,413,097
  -------------------------------------------------------------------------------------------------------------------------
  Total Foreign          5,631,684        2,809,156        15,209,079         6,674,801      128,576,206      102,234,063
  Canada                         -                -                 -                 -          214,081           40,200
  -------------------------------------------------------------------------------------------------------------------------
  TOTAL           $      5,631,684   $    2,809,156   $    15,209,079   $     6,674,801  $   128,790,287   $  102,274,263
  -------------------------------------------------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

10. SEGMENTED INFORMATION (CONTINUED)

                                                           BOLIVAR /                                  DISCONTINUED    INTERSEGMENT
                                          CORPORATE        ALBINO         EL CALLAO     CRISTINAS     OPERATIONS      ELIMINATIONS
                                          -------------    ----------     ----------    ---------     -----------     -----------
THREE  MONTHS  ENDED - SEPTEMBER  30,
2004
Mining revenue                         $             -  $   5,408,935  $    222,749  $         -   $           -   $           -
Mining revenue - intersegment          $             -  $     286,798  $          -  $         -   $           -   $   (286,798)
Operating costs                        $                $ (4,288,956)  $  (614,595)  $         -   $           -   $           -
Operating costs - intersegment         $             -  $           -  $  (286,798)  $         -   $           -   $     286,798
Interest and other income              $       308,305  $           -  $          -  $         -   $           -   $           -
Interest expense                       $                $     (68,949) $          -  $         -   $           -   $           -
Depletion and amortization             $      (30,032)  $  (2,304,950) $          -  $         -   $           -   $           -
Segment loss                           $   (7,254,892)  $  (1,477,950) $  (207,859)  $         -   $   (500,000)   $           -
Segment assets                         $    68,044,494  $   37,734,581 $    128,783  $97,115,284   $           -   $           -
Capital expenditures                   $        47,215  $    4,140,297 $          -  $15,036,575   $           -   $           -
----------------------------------------------------------------------------------------------------------------------------------
THREE  MONTHS  ENDED - SEPTEMBER  30,
2003
Mining revenue                         $             -  $   2,575,349  $    233,807  $         -   $           -   $           -
Mining revenue - intersegment          $             -  $     579,393  $          -  $         -   $           -   $   (579,393)
Operating costs                        $             -  $ (2,200,060)  $  (433,723)  $         -   $           -   $           -
Operating costs - intersegment         $             -  $          -   $  (579,393)  $         -   $           -   $     579,393
Interest and other income              $        17,369  $      19,117  $          -  $         -   $           -   $           -
Interest expense                       $     (102,741)  $   (137,703)  $          -  $         -   $           -   $           -
Depletion and amortization             $       (3,054)  $   (655,449)  $   (40,500)  $         -   $           -   $           -
Segment income (loss)                  $  (20,981,955)  $     180,649  $  (819,810)  $         -   $ (2,700,814)   $           -
Segment assets                         $    44,693,941  $   1,037,912  $ 14,497,584  $65,785,078   $   9,183,956   $           -
Capital expenditures                   $       242,422  $     476,547  $    591,284  $ 3,170,132   $           -   $           -
----------------------------------------------------------------------------------------------------------------------------------
YTD - SEPTEMBER 30, 2004
Mining revenue                         $             -  $  14,986,330  $    222,749  $         -   $           -   $           -
Mining revenue - intersegment          $             -  $     286,798  $          -  $         -   $           -   $   (286,798)
Operating costs                        $             -  $(11,378,901)  $(1,244,340)  $         -   $           -   $           -
Operating costs - intersegment         $             -  $          -   $  (286,798)  $         -   $           -   $     286,798
Interest and other income              $       475,533  $          -   $          -  $         -   $           -   $           -
Interest expense                       $                 $  (214,058)  $          -  $         -   $           -   $           -
Depletion and amortization             $      (83,025)    (6,333,987)  $          -  $         -   $           -   $           -
Segment loss                           $   (7,540,908)  $ (3,489,185)  $(1,051,811)  $         -   $   (500,000)   $           -
Segment assets                         $    68,044,494  $  37,734,581  $    128,783  $97,115,284   $           -   $           -
Capital expenditures                   $       503,515  $   8,066,275  $          -  $24,335,018   $           -   $           -
----------------------------------------------------------------------------------------------------------------------------------
NINE  MONTHS  ENDED -  SEPTEMBER  30,
2003
Mining revenue                         $             -  $  4,839,213  $   1,835,588  $         -  $            -  $            -
Mining revenue - intersegment          $             -  $  2,586,809  $           -  $            $            -  $   (2,586,809)
Operating costs                        $             -  $(5,362,936)  $ (1,276,344)  $         -  $            -  $            -
Operating costs - intersegment         $             -  $          -  $ (2,586,809)  $         -  $            -  $    2,586,809
Interest and other income              $        30,584  $     19,117  $           -  $            $            -  $            -
Interest expense                       $     (439,573)  $  (317,100)  $           -  $         -  $            -  $            -
Depletion and amortization             $       (9,364)  $(1,514,667)  $    (167,285) $         -  $            -  $            -
Segment income (loss)                  $  (17,974,861)  $    250,436  $  (2,194,851) $         -  $  (3,495,861)  $            -
Segment assets                         $    44,693,941  $  1,037,912  $   14,497,584 $65,785,078  $    9,183,956  $            -
Capital expenditures                   $     1,106,783  $    980,481  $      770,825 $ 7,155,647  $            -  $            -
----------------------------------------------------------------------------------------------------------------------------------



                                               TOTAL
                                          -----------
THREE  MONTHS  ENDED - SEPTEMBER  30,
2004
Mining revenue                         $   5,631,684
Mining revenue - intersegment          $           -
Operating costs                        $  (4,903,551)
Operating costs - intersegment         $           -
Interest and other income              $     308,305
Interest expense                       $    (68,949)
Depletion and amortization             $  (2,334,982)
Segment loss                           $  (9,440,701)
Segment assets                         $  203,023,142
Capital expenditures                   $   19,224,087
-----------------------------------------------------
THREE  MONTHS  ENDED - SEPTEMBER  30,
2003
Mining revenue                         $   2,809,156
Mining revenue - intersegment          $           -
Operating costs                        $ (2,633,783)
Operating costs - intersegment         $           -
Interest and other income              $      36,486
Interest expense                       $   (240,444)
Depletion and amortization             $   (699,003)
Segment income (loss)                  $(24,321,930)
Segment assets                         $ 135,198,471
Capital expenditures                   $   4,480,385
-----------------------------------------------------
YTD - SEPTEMBER 30, 2004
Mining revenue                         $  15,209,079
Mining revenue - intersegment          $           -
Operating costs                        $(12,623,241)
Operating costs - intersegment         $           -
Interest and other income              $     475,533
Interest expense                       $   (214,058)
Depletion and amortization             $ (6,417,012)
Segment loss                           $(12,581,904)
Segment assets                         $ 203,023,142
Capital expenditures                   $  32,904,808
-----------------------------------------------------
NINE  MONTHS  ENDED -  SEPTEMBER  30,
2003
Mining revenue                         $   6,674,801
Mining revenue - intersegment          $           -
Operating costs                        $ (6,639,280)
Operating costs - intersegment         $           -
Interest and other income              $      49,701
Interest expense                       $   (756,673)
Depletion and amortization             $ (1,691,316)
Segment income (loss)                  $(23,415,137)
Segment assets                         $ 135,198,471
Capital expenditures                   $  10,013,736
-----------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

11. DISCONTINUED OPERATIONS

     On October 27, 2003, the Company closed a purchase and sale agreement (the "Agreement") with Uruguayan Mineral Explorations Inc. ("UME") for the sale of the Company's Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME was required to pay the Company cash consideration payable in two equal instalments. The first payment of $1,000,000 was paid in April 2004 and the second payment of $1,000,000 was due in October 2004.

     On October 18, 2004 UME filed a reduction notice of $500,000 against the second instalment claiming there were undisclosed liabilities which occurred prior to October 1, 2003. Payment of $500,000 was received from UME on October 27, 2004. The Company has filed a dispute notice with respect to the UME reduction notice.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     The Company prepares its unaudited interim period consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its unaudited interim period consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission and are consistent with the basis of presentation as outlined in the U.S. GAAP reconciliation note of the Company's audited consolidated financial statements for the year ended December 31, 2003, which should be read in conjunction herewith.

     BASIC OF PRESENTATION

     These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

     BALANCE SHEETS

     The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets as follows:

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

SEPTEMBER 30, 2004

                                                       CANADIAN                                    U.S.
                                                         GAAP             ADJUSTMENTS              GAAP
                                                    ---------------     ----------------      ----------------
Current assets                                  $       74,110,503  $          -           $       74,110,503
Property, plant and equipment                          128,790,287         (82,307,400)  (a)       46,482,887
Deferred financing fees                                    122,352             -                      122,352
                                                    ---------------     ----------------      ----------------
                                                 $     203,023,142  $      (82,307,400)    $      120,715,742
                                                    ---------------     ----------------      ----------------

Current liabilities                              $      27,381,815  $          -           $       27,381,815
Long-term debt                                           2,058,470             -                    2,058,470
Commodity contract obligation                           10,878,813             -                   10,878,813
Minority interest                                          111,053             -                      111,053
Shareholders' equity                                   162,592,991         (82,307,400)            80,285,591
                                                    ---------------     ----------------      ----------------
                                                 $     203,023,142  $      (82,307,400)    $      120,715,742
                                                    ---------------     ----------------      ----------------



DECEMBER 31, 2003
(Restated - Note 2)                                   CANADIAN                                    U.S.
                                                        GAAP             ADJUSTMENTS              GAAP
                                                   ---------------     ----------------      ----------------
Current assets                                  $      31,848,685  $          -         $         31,848,685
Property, plant and equipment                         102,274,263         (80,662,710)  (a)       21,611,553
Deferred financing fees                                   150,580             -                      150,580
                                                   ---------------     ----------------      ----------------
                                                $     134,273,528  $      (80,662,710)  $         53,610,818
                                                   ---------------     ----------------      ----------------

Current liabilities                             $      28,208,702  $          -         $         28,208,702
Long-term debt                                          6,458,000             -                    6,458,000
Commodity contract obligation                          20,498,008             -                   20,498,008
Minority interest                                         111,053             -                      111,053
Shareholders' equity (deficit)                  $      78,997,765  $      (80,662,710)  $        (1,664,945)
                                                   ---------------     ----------------      ----------------
                                                $     134,273,528  $      (80,662,710)  $         53,610,818
                                                   ---------------     ----------------      ----------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      STATEMENT OF OPERATIONS

      The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the period is as follows:

                                                                    NINE MONTHS ENDED            Nine Months Ended
                                                                   SEPTEMBER 30, 2004           September 30, 2003
                                                            --------------------------     ------------------------
                                                                                               (Restated - Note 2)
Net loss for the period per Canadian GAAP             $                  (12,581,904)  $              (23,415,137)
Adjustments to mineral properties                     (A)                 (1,644,690)                  (6,588,182)
Accretion of interest on convertible notes            (B)                           -                  (2,768,623)
Fair value of stock options granted                   (C)                           -                  (2,555,715)
                                                            --------------------------     ------------------------
Net loss for the period per U.S. GAAP                 $                  (14,226,594)  $              (35,327,657)
                                                            --------------------------     ------------------------
Net loss per share - basic and diluted                $                        (0.08)  $                    (0.34)
                                                            --------------------------     ------------------------
                                                            ==========================     ========================

     STATEMENT OF OPERATIONS PRESENTATION

     For U.S. GAAP purposes, the measures "Loss before other items" and "Commodity contract gain" are not recognized terms and would therefore not be presented. In addition, the "Operating loss" measure included within the Canadian GAAP statements of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the period" per U.S. GAAP to "Loss from operations" for U.S. GAAP.

                                                                          NINE MONTHS                 Nine Months
                                                                             ENDED                       Ended
                                                                       SEPTEMBER 30, 2004         September 30, 2003
                                                                     -----------------------     ----------------------
                                                                                                   (Restated - Note 2)
Net loss for the period per U.S. GAAP                           $              (14,226,594)  $            (35,327,657)
                                                                     -----------------------     ----------------------

Non-operating loss components per Canadian GAAP:
         Interest on long-term debt                                               (214,058)                  (756,673)
         Commodity contract gain (loss)                                           6,471,645                (9,840,738)
         Foreign exchange (loss) gain                                             (176,288)                    206,718
         Interest and other income                                                  475,533                     49,701
         Acquisition of El Callao minority interest                               (493,702)                          -
         Loss and write-down of marketable securities                                     -                  (116,227)
U.S. GAAP reconciling items:
         Accretion of interest on convertible notes                                       -                (2,768,623)
                                                                     -----------------------     ----------------------
Non-operating income (loss) per U.S. GAAP                       $                 6,063,130  $            (13,225,842)
                                                                     -----------------------     ----------------------
Loss from operations per U.S. GAAP                              $              (20,289,724)  $            (22,101,815)
                                                                     =======================     ======================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     STATEMENTS OF CASH FLOW

     The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statement of cash flows for the period would be as follows:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                                                   SEPTEMBER 30,         Nine Months Ended
                                                                                        2004            September 30, 2003
                                                                                  -----------------     --------------------
                                                                                                        (Restated - Note 2)
      Cash flows used in continuing operating activities, Canadian GAAP      $        (20,215,741)  $           (8,692,389)
      Adjustments to mineral properties                                                (1,644,690)              (6,886,058)
                                                                                  -----------------     --------------------
      Cash flows used in continuing operating activities, U.S. GAAP                   (21,860,431)             (15,578,447)
                                                                                  -----------------     --------------------
      Cash flows used in investing activities, Canadian GAAP                          (32,904,808)              (9,644,489)
      Adjustments to mineral properties                                                  1,644,690                6,886,058
                                                                                  -----------------     --------------------
      Cash flows used in investing activities, U.S. GAAP                              (31,260,118)              (2,758,431)
                                                                                  -----------------     --------------------
      Cash flows provided by financing activities, Canadian and U.S. GAAP               90,863,501               49,233,111
                                                                                  -----------------     --------------------
      Cash flows provided by continuing operations, Canadian and U.S. GAAP              37,742,952               30,896,233
      Cash flows provided by (used in) discontinued operations,
      Canadian and U.S. GAAP                                                             1,000,000                (188,231)
                                                                                  -----------------     --------------------
      Net increase in cash and cash equivalents during the period                       38,742,952               30,708,002
      Cash and cash equivalents, beginning of period                                    26,203,536                3,606,213
                                                                                  -----------------     --------------------
      Cash and cash equivalents, end of period                               $          64,946,488  $            34,314,215
                                                                                  =================     ====================

     (A) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

     Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

     As detailed in the Company's annual audited financial statements, under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the nine months ended September 30, 2004 and the year ended December 31, 2003, are expenses of $35,758 and $323,934 respectively, related thereto.

      PROPERTY, PLANT AND EQUIPMENT

                                                                                     September 30,            December 31,
                                                                                              2004                    2003
                                                                                              ----                    ----
                                                                                                           (Restated - Note 2)
      Net book value under Canadian GAAP                                     $         128,790,287    $        102,274,263
                                                                                  ------------------     -------------------
      Adjustments to mineral properties, and deferred exploration and development expenditures:
             Las Cristinas Concessions                                                 (75,489,900)            (72,780,264)
             Bolivar Properties                                                         (2,086,487)             (3,151,433)
             Albino 1 Concessions                                                       (4,731,013)             (4,731,013)
                                                                                  ------------------     -------------------
      Total adjustment                                                                 (82,307,400)            (80,662,710)
                                                                                  ------------------     -------------------
      Net book value under U.S. GAAP                                         $          46,482,887              21,611,553
                                                                                  ------------------     -------------------


     (B) CONVERTIBLE NOTES

     Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

     Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid-in-capital.

     This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the period ended September 30, 2003, an additional interest expense (including accretion) of $2,768,623 was recorded.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     (C) STOCK BASED COMPENSATION

     Prior to January 1, 2004, in accordance with Canadian GAAP, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

     Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment to SFAS No. 123.

     Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.

     For the period ended September 30, 2003, an expense of $2,555,715 has been recorded under U.S. GAAP with respect to the stock options granted in the period.

     (D) COMPREHENSIVE INCOME

     SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the unrealized gains and losses on the available-for-sale securities and the cumulative translation adjustment. This information is presented below.

      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:

                                                                                  NINE MONTHS ENDED       Nine Months ended
                                                                                      SEPTEMBER 30,           September 30,
                                                                                               2004                    2003
      ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                              -------------------     -------------------
                                                                                                           (Restated - Note 2)
      Accumulated other comprehensive income,
             beginning of period                                             $           11,958,981  $           (2,783,291)
      Functional currency translation adjustment                                                  -              10,685,960
      Effect of foreign exchange rate difference                                                  -                  24,763
      Reclassification adjustment for amounts
             included in net income                                                               -                (116,227)
                                                                                 -------------------     -------------------
      Accumulated other comprehensive income, end of period                  $           11,958,981  $            7,811,205
                                                                                 ===================     ===================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     COMPREHENSIVE LOSS

     For U.S. GAAP, the comprehensive loss would be calculated as follows:

                                                                                                                Nine Months
                                                                                NINE MONTHS ENDED                     ended
                                                                                    SEPTEMBER 30,             September 30,
           COMPREHENSIVE LOSS                                                                2004                      2003
                                                                               -------------------       -------------------
                                                                               (Restated - Note 2)       (Restated - Note 2)
           Net loss for the period                                         $          (14,226,594)    $         (35,327,657)
           Functional currency translation adjustment                                           -                10,685,960
           Change in market value of available-for-sale securities                              -                  (116,227)
           Effect of foreign exchange rate differences                                          -                    24,763
                                                                               -------------------       -------------------
           Comprehensive loss for the period                               $          (14,226,594)    $         (24,733,161)
                                                                               ===================       ===================

     (E) RECENT ACCOUNTING PRONOUNCEMENTS

     The Emerging Issues Task Force ("EITF") formed a committee to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") that included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. In March 2004, the EITF reached a consensus in EITF Issue No. 04-2 "Whether Mineral Rights Are Tangible or Intangible Assets" ("EITF No. 04-2"), subject to ratification by the Financial Accounting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets. On March 31, 2004, the FASB ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. On April 30, 2004, the FASB issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. Adoption of this standard has not had a material effect on the Company's results of operations, financial position or disclosures.

     The EITF added Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining to the agenda as part of a group of several issues identified by a mining industry Working Group. At the September meeting, the Task Force generally supported an approach that stripping costs incurred during production are mine-development costs that should be capitalized as an investment in the mine. These capitalized costs should be attributed (i.e., expensed into the income statement) to proved and probable reserves in a systematic and rational manner. The Task Force further clarified that an enterprise would be expected to perform a detailed analysis of its particular facts and circumstances to support its method of attribution. Furthermore, an enterprise specifically must attribute stripping costs incurred during production to reserves that directly benefit from the stripping activities.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


     (E) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)


     That is, if the reserves in the mine are distinct and stripping activities can be identified to benefit only a certain section of the mine or specific reserves, the enterprise would be required to attribute the capitalized stripping costs to the specific reserves benefited. The Task Force did not make this a final consensus because they wanted to explore the impact of any consensus on mines with differing physical patterns of ore location (this affects the overall timing of attribution). In addition, the Task Force requested the guidance on attribution be articulated more precisely. A final consensus on this Issue is expected to be reached at the November meeting. The Company will continue to monitor this EITF and assess the impact on the Company's results of operations, financial position and disclosures. Further discussion of this Issue is expected.

     On December 24, 2003 the FASB issued revision to FIN 46 Consolidation of Variable Interest Entities, ("FIN 46R") to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R was effective for the interim consolidated financial statements for the three and nine month periods ended September 30, 2004. Adoption of this standard has not had a material effect on the Company's results of operations, financial position and disclosures.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Crystallex International Corporation
                                         ------------------------------------
                                                     (Registrant)


Date   November 10, 2004                 By /s/ Daniel R. Ross
       -----------------                    -----------------------------------
                                              (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel
*Print the name and title of the signing officer under his signature